EXHIBIT 22.1

List of Subsidiary Issuers and Guarantors of Sabra Health Care REIT, Inc.

The following subsidiaries of Sabra Health Care REIT, Inc. (the “Company”) are issuers or guarantors of the following securities registered under the Securities Act of 1933, as amended, for which the Company is also a guarantor: (i) $300.0 million aggregate principal amount of 4.80% Senior Notes due 2024 issued on May 29, 2019 (the “2024 Notes”); (ii) $500.0 million aggregate principal amount of 5.125% Senior Notes due 2026 assumed on August 17, 2017 in connection with the Company’s merger with Care Capital Properties, Inc. (the “2026 Notes”); and (iii) $350.0 million aggregate principal amount of 3.90% Senior Notes due 2029 issued on October 7, 2019 (the “2029 Notes” and, together with the 2024 Notes and the 2026 Notes, the “Senior Notes”):

Issuer:

Sabra Health Care Limited Partnership (the Senior Notes)

Guarantor:

Sabra Health Care, L.L.C. (the 2024 Notes)